

02005517

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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-12123

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III


RECEIVED
JAN 2 9 2002

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 12/01/00 (MM/DD/YY) AND ENDING 11/30/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Allen & Company Incorporated

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

711 Fifth Avenue
(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kim M. Wieland 212-832-8000
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center	New York	New York	10281-1414
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

AFFIRMATION

I, Kim M. Wieland, affirm that, to the best of my knowledge and belief, the accompanying consolidated financial statements and unconsolidated supplemental schedules pertaining to Allen & Company Incorporated and Subsidiaries for the year ended November 30, 2001 are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SECURITY ACCOUNTS OF PRINCIPAL OFFICERS AND DIRECTORS THAT ARE CLASSIFIED AS CUSTOMER ACCOUNTS (DEBITS $0, CREDITS $15,551)

Kim Wieland 1/24/02

Signature Date

Chief Financial Officer

Title

Subscribed and Sworn to before me
on this 24 day of January 2002

Notary Public

TERENCE McCARTHY
NOTARY PUBLIC, State of New York
No. 01MC4767198
Qualified in New York County
Commission Expires Sept. 30, 2002

ALLEN & COMPANY INCORPORATED
(A Wholly Owned Subsidiary of Allen Holding Inc.)
AND SUBSIDIARIES
(S.E.C. I.D. No. 8-12123)

CONSOLIDATED STATEMENT
OF
FINANCIAL CONDITION
AS OF NOVEMBER 30, 2001
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

****


RECEIVED
JAN 2 9 2002
316
PROCESSING
SECTION
WASH., D.C.

Filed in accordance
with Rule 17a-5(e)(3) under the Securities Exchange
Act of 1934
as a PUBLIC Document.

Deloitte & Touche LLP
Two World Financial Center
New York, New York 10281-1414

Tel: (212) 436-2000
Fax: (212) 436-5000
www.us.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
Allen & Company Incorporated:

We have audited the following consolidated statement of financial condition of Allen & Company Incorporated (the "Company") and subsidiaries as of November 30, 2001, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated statement of financial condition presents fairly, in all material respects, the consolidated financial position of Allen & Company Incorporated and subsidiaries at November 30, 2001, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

January 11, 2002

ALLEN & COMPANY INCORPORATED AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
NOVEMBER 30, 2001
(In Thousands, Except Share Data)

ASSETS

Cash and cash equivalents	$ 259,516
Cash and U.S. Treasury securities - at market, segregated in compliance with Federal regulations	7,040
Receivables from brokers and dealers	5,654
Securities borrowed	34,592
Receivables from customers	159
Securities and investments owned:	
At market value	214,708
At fair value	107,928
Receivables from affiliates	78,042
Other assets	23,856
TOTAL	$ 731,495

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Payables to brokers and dealers	$ 770
Payables to customers	30,979
Commissions payable	5,029
Securities sold but not yet purchased - at market value	631
Income taxes payable - net	73,216
Payables to affiliates	66,085
Other liabilities	36,794
Total liabilities	213,504
STOCKHOLDER'S EQUITY:	
Common stock, $1 par value; 2,000,000 shares authorized; 526,835 shares outstanding	527
Retained earnings:	
Appropriated for contingencies	3,000
Unappropriated	514,464
Total stockholder's equity	517,991
TOTAL	$ 731,495

See notes to consolidated statement of financial condition.

ALLEN & COMPANY INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
NOVEMBER 30, 2001
(Dollars In Thousands)

1. SIGNIFICANT ACCOUNTING POLICIES

a. *Basis of Presentation* - The consolidated statement of financial condition includes the accounts of Allen & Company Incorporated (the "Company") and its wholly owned subsidiaries. The Company, a wholly owned subsidiary of Allen Holding Inc. (the "Parent"), is a registered broker-dealer with the Securities and Exchange Commission and a member of the National Association of Securities Dealers. The Company provides various investment banking and brokerage services to clients. All material intercompany balances are eliminated in consolidation.

b. *Use of Estimates in the Preparation of the Statement of Financial Condition* - The preparation of the consolidated statement of financial condition in conformity with accounting principles generally accepted in the United States of America and prevailing industry practices require management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated statement of financial condition, particularly in the valuation of non-readily marketable investments. Actual results could differ from those estimates.

c. *Cash and Cash Equivalents* - Cash and cash equivalents include short-term, liquid investments in money market funds invested solely in U.S. Treasury securities with original maturities of 90 days or less. Substantially all cash and cash equivalents are on deposit with two money market funds.

d. *Securities Transactions* - Positions in marketable securities are valued at market value. Positions in not readily marketable investments are stated at fair value as determined by management.

e. *Receivables from and Payables to Customers* - Customer securities transactions are recorded on a settlement date basis.

f. *Income Taxes* - The Company files a consolidated Federal and combined state and local tax returns with the Parent. The Company uses the asset and liability method in providing income taxes on all transactions that have been recognized in the financial statements, in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS No. 109"). Pursuant to a tax sharing agreement, it is the policy of the Company to currently settle all tax balances with its Parent.

2. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

The Company enters into securities borrowing arrangements which, in accordance with industry practice, are generally collateralized by cash or securities with a market value in excess of the contractual obligation. These transactions may result in credit exposure in the event the counterparties to the transactions are unable to fulfill their contractual obligations and the collateral is insufficient. The Company attempts to minimize credit risk associated with these activities by monitoring collateral values on a daily basis and requiring additional collateral to be deposited with, or returned to, the Company when deemed necessary.

Certain securities transactions in the normal course of business may also give rise to off-balance sheet market risk. Securities sold but not yet purchased by the Company involve an obligation to purchase securities at a future date. The Company generally limits its risk by holding or purchasing offsetting positions.

3. FAIR VALUE OF FINANCIAL INSTRUMENTS

Securities and investments owned at market value and securities sold but not yet purchased, are comprised principally of marketable equity securities and are stated at market value. Market value represents the publicly quoted market price as of the close of business on November 30, 2001.

Securities and investments which are stated at fair value consist principally of partnership investments and not readily marketable securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, or (b) that cannot be offered or sold because of restrictions or other conditions applicable to the securities. In determining fair value, the Company's management has estimated values of certain financial instruments held by them in the absence of readily ascertainable market values. Valuation is determined by management based upon a compilation of available information.

Additionally, the Company holds warrants in publicly traded and private equity securities, which were either received as compensation for investment banking services performed or are part of an investment. The warrants allow the Company to buy, in many instances, restricted securities from the counterparty at an agreed upon price. The price, in certain circumstances, could be significantly lower than the public market price for the freely tradable common equivalent. The carrying value of the warrants approximates basis at time of receipt.

Due to the inherent uncertainty as to the valuation for securities and investments stated at fair value and warrants, the estimated values may differ from the values that would have been used had ready markets existed. The differences could be material.

4. SECURITIES RECEIVED AS COLLATERAL

At November 30, 2001, the Company has accepted collateral that it is permitted by contract or custom to sell or repledge. This collateral consists primarily of securities received in connection with securities borrowed agreements with financial institutions. The fair value of such collateral at November 30, 2001 is approximately $33,074. In the normal course of business, this collateral is used by the Company to cover short sales, both of customers and on its own behalf. At November 30, 2001, substantially all of the above collateral has been repledged.

5. RECEIVABLES FROM AND PAYABLES TO AFFILIATES

Receivables from affiliates represent amounts loaned to the Parent and its other subsidiaries. Such balances are payable on demand. Payables to affiliates represent amounts payable for services performed and distributions from investments.

6. INCOME TAXES

A deferred tax asset of approximately $15,559 and a deferred tax liability of approximately $72,851 arose principally from investments being carried at different amounts for tax and financial reporting purposes and are included with a current liability of $15,924 within income taxes payable, net.

A valuation allowance is required by SFAS No. 109 to adjust a deferred tax asset if after analysis of all the positive and negative evidence, it is more likely than not that some or all of the benefits related to the deferred tax asset(s) will not be realized. No valuation allowance was required as of the date of the consolidated statement of financial condition.

7. EMPLOYEE BENEFIT PLANS

The Company has a qualified, noncontributory defined benefit pension plan that provides retirement benefits to substantially all employees on the basis of years of service and compensation level during the last ten years of employment. The Company's policy is to fund pension costs accrued to the extent the contributions will be tax deductible. At November 30, 2001, the Company's plan was fully funded and no contributions were made during the year. The plan assets consist primarily of marketable securities.

In addition, the Company has an unfunded contributory defined benefit retiree medical benefits plan that provides medical benefits to employees who retire directly from the Company after age 55 with more than ten years of service. The Company has recorded a liability of $9,660 related to the Plan as of November 30, 2001.

The Company also has a defined contribution 401(k) plan established January 1, 1996. All employees of the Company are eligible to participate in the plan after six months as an active, full-time employee. All costs of administering the plan are borne by the Company. Participants may contribute up to 15% of gross wages on a before-tax basis, limited to a maximum amount in any calendar year, as adjusted annually pursuant to Section 402 (g) of the Internal Revenue Code.

8. COMMITMENTS AND CONTINGENCIES

a. *Lease Obligations* - Future minimum rental payments required under leases for office space which expire January and December, 2006 respectively, that have remaining noncancelable terms of one year or more at November 30, 2001 are presented below:

Year Ending	Total
2002	$ 2,347
2003	2,227
2004	2,277
2005	2,243
2006	311
Total	$ 9,405

The leases contain provisions for escalation based on certain increases in costs incurred by the lessor. The Company leases office space from a company in which an officer of the Company serves on the board of directors.

b. *Litigation* - The Company has various lawsuits pending, which, in the opinion of management of the Company and outside counsel, will be resolved with no material adverse effect on the consolidated financial position of the Company.

c. *Guarantees* - The Company has guaranteed a lease expiring December, 2006 totaling $3,630.

9. RELATED PARTY TRANSACTIONS

The Company executes securities transactions and performs custodial functions for certain members of the Parent's principal stockholders' families and for affiliated entities for which the Company earns a fee.

Certain wholly owned subsidiaries of the Parent provide the Company with transportation and other services.

10. NET CAPITAL REQUIREMENTS

The Company is subject to the Net Capital Requirements of Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital. The Company has elected to use the alternative method permitted by the Rule. At November 30, 2001, the Company had net capital of $268,977, which was $267,977 in excess of the minimum required net capital of $1,000.

* * * * * *

Deloitte & Touche LLP
Two World Financial Center
New York, New York 10281-1414

Tel: (212) 436-2000
Fax: (212) 436-5000
www.us.deloitte.com

Deloitte & Touche

January 11, 2002

Allen & Company Incorporated
711 Fifth Avenue
New York, New York 10022

Dear Sirs:

In planning and performing our audit of the consolidated financial statements of Allen & Company Incorporated (the "Company") and subsidiaries for the year ended November 30, 2001 (on which we issued our report dated January 11, 2002), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the consolidated financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures followed by the Company (including tests of compliance with such practices and procedures) that we considered relevant to the objectives stated in Rule 17a-5(g): (1) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e); (2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedure may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the consolidated financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at November 30, 2001 to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the National Association of Securities Dealers, Inc., the Securities and Exchange Commission and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

